September 14, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Timothy S. Levenberg
Ms. Irene Barberena-Meissner

Re:	Par Pacific Holdings, Inc.
Registration Statement on Form S-3
File No. 333-213472

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Par Pacific Holdings, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-213472 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on September 16, 2016, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

PAR PACIFIC HOLDINGS, INC.

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel